Exhibit 99.1
E-House Resolves Accounting Issue under FIN 46(R)
SHANGHAI, China, December 5, 2007 — E-House (China) Holdings Limited (“E-House” or “the Company”) (NYSE: EJ), a leading real estate services company in China, today announced that it has resolved the accounting issue under FIN 46(R), “Consolidation of Variable Interest Entities, an interpretation of ARB 51,” relating to two entities involved in a primary real estate agency contract.
The Company previously disclosed on November 15, 2007 that it was reviewing certain accounting issues under FIN 46(R) relating to two entities involved in a primary real estate agency contract. The Company has completed its review and concluded that it should not consolidate the financial statements of the developer client. The Company has also concluded, as previously disclosed, that the potential consolidation of the financial statements of E-House Property Investment 1 (China) Limited would have no material impact on the Company’s consolidated financial statements. As a result, no revisions to the Company’s consolidated financial statements for any periods are required.
About E-House
E-House (China) Holdings Limited (NYSE: EJ) (“E-House”) is a leading real estate services company in China based on scope of services, brand recognition and geographical presence. Since its inception in 2000, E-House has experienced rapid growth and has become China’s largest real estate agency and consulting services company. E-House provides primary real estate agency services, secondary real estate brokerage services and real estate consulting and information services, and has received numerous awards and accolades for its innovation and quality, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies in 2006. E-House believes it has the largest and most comprehensive real estate database system in China, providing up-to-date and in-depth information covering residential and commercial real estate properties in all major regions in China. For more information about E-House, please visit www.ehousechina.com.
Safe Harbor Statement
This announcement may contain forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Information regarding these risks and uncertainties is included in our public filings with the Securities and Exchange Commission. All information provided in this press release is as of December 5, 2007, and E-House undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:
In China:
Kate Kui
Director of Corporate Development and Investor Relations
E-House (China) Holdings Limited
Phone: +86 (21) 5298-0219
E-mail: katekui@ehousechina.com
Cathy Li
Ogilvy Public Relations Worldwide (Beijing)
Phone: +86 (10) 8520-6104
E-mail: cathy.li@ogilvy.com
In the U.S.
Jeremy Bridgman
Ogilvy Public Relations Worldwide (New York)
Phone: +1 (212) 880-5363
E-mail: jeremy.bridgman@ogilvypr.com

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